POTOMAC ELECTRIC POWER COMPANY

DIRECTOR AND EXECUTIVE DEFERRED COMPENSATION PLAN

I.   Introduction

Potomac Electric Power Company (the "Company") has established the Potomac Electric Power Company Director and Executive Deferred Compensation Plan (the "Plan"), effective September 1, 1985 to serve as a successor program regarding certain deferred compensation of certain of its senior officers and members of its Board of Directors. The Plan was amended by action of the Board of Directors on May 22, 1986, September 25, 1986, December 15, 1986, April 24, 1991 and October 22, 1992 and is restated herein. Except as provided hereinafter, the rights which had accrued prior to September 1, 1985 under the Potomac Electric Power Company Executive Deferred Compensation Plan, as amended through July 1, 1984, (the "Prior Executive Plan") on behalf of senior executives who were eligible to participate in the Potomac Electric Power Company Executive Incentive Compensation Plan (the "Incentive Plan"), and the rights of members of the Board of Directors of the Company which had accrued prior to September 1, 1985 under the Nonqualified Deferred Compensation Plan for Members of the Board of Directors (the "Prior Directors Plan"), shall continue to be governed under the terms and conditions of the Prior Executive Plan and the Prior Directors Plan. This Plan has been established to permit the deferral of certain remuneration to be earned between September 1, 1985 through August 31, 1989.

II.   Definitions

2.01.   "Agreement" means the Participation Agreement executed by the Company and a Member which designates the amount of the Member's Deferred Compensation in respect of a Plan Year, the projected stream of future benefit payments attributable to such Deferred Compensation, and the Member's Beneficiary.

2.02.   "Beneficiary" means any person designated by a Member to receive benefits under the Plan in the event of the- Member's death prior to the completion of all benefit payments under the Plan. Each Agreement established by a Member may designate more than one Beneficiary or may designate primary and contingent Beneficiaries.

2.03.   "Board of Directors" means the Board of Directors of Potomac Electric Power Company.

2.04.   "Committee" shall mean the Human Resources Committee of the Board of Directors.

2.05.   "Deferred Compensation" in the case of an Executive means that portion of the Executive's Normal Compensation which the Executive irrevocably agrees to defer in accordance with the terms of the Plan. "Deferred Compensation" in the case of a Director means that portion of his Director's Fee which such Director irrevocably agrees to defer in accordance with the terms of the Plan.

2.06.   "Director" means a member of the Board of Directors, an Advisory Director, or a member of the board of directors of any subsidiary of the Company who is not a full time employee of the Company.

2.07.   "Director's Fee" means the annual retainer payable to a Director for serving on the Board of Directors of the Company or on the board of directors of a subsidiary of the Company and fees payable to a Director for attending meetings of the Board of Directors of the Company or on the board of directors of a subsidiary of the Company.

2.08. "Early Retirement Adjustment Factor" means the interest rate, discount factor or other formula set forth in an Executive's Agreement which describes the present value adjustments to be made to such Executive's entitlement in the event the payment of such benefits commences prior to the Executive's 65th birthday due to early retirement.

2.09. "Executive" means a key executive of the Company selected by the Chairman of the Board of Directors of the Company, recommended by the Committee and approved by the Board of Directors to participate in the Plan.

2.10. "Lump Sum Adjustment Factor" means the interest rate, discount factor or other formula set forth in a Member's Agreement which describes the present value adjustments to be made to such Member's entitlements in the event such entitlements become payable in the form of a present single payment.

2.11. "Member" means an Executive or a Director who elects to participate in the Plan.

2.12. "Normal Compensation" means the amount of salary that would be payable to an Executive for the 12-month period commencing on the first day of any Plan Year if (i) the Executive were not participating in this Plan, and (ii) the Executive made no salary reduction contribution to any Section 401(k) program maintained by the Company.

2.13. "Pre-Retirement Death Adjustment Factor" means the interest rate, discount factor or other formula set forth in a Member's Agreement which describes the present value adjustments to be made to such Member's entitlement in the event the payment of such benefits commences prior to the normal benefit commencement date established for such Member under Section 5.03 or Section 5.04 herein due to the death of such Member.

2.14. "Plan Year" means the 12-month period commencing on September 1 of each calendar year and ending on August 31 of the following calendar year.

2.15. "Prime Rate" shall be determined on a monthly basis and shall mean interest at a rate equal to the prime interest rate quoted by the Chase Manhattan Bank, N.A. as of the last day of each month.

2.16. "Separation from Service" in the case of an Executive shall mean the Executive's termination of employment with the Company. An Executive who terminates regular employment with the Company and thereafter performs consulting services for the Company on a part time basis will nonetheless be deemed to have had a Separation from Service as of the date of his termination of regular employment. "Separation from Service" in the case of a Director shall mean such Director's cessation of status as a member of the Board of Directors of the Company or the board of directors of a subsidiary of the Company or as an Advisory Director. A Director who terminates his status as a member of the Board of Directors of the Company or the board of directors of a subsidiary of the Company or as an Advisory Director but who thereafter performs consulting services for the Company or a subsidiary of the Company on a part time basis will nonetheless be deemed to have had a Separation from Service as of the date of the termination of his status as a member of the Board of Directors of the Company or the board of directors of a subsidiary of the Company.

III.   Participation

The initial set of Agreements established in respect of the Plan Year beginning September 1, 1985 shall relate to a Member's Normal Compensation or Director's Fee, as the case may be, and shall apply either (i) to the period beginning September 1, 1985 and ending August 31, 1986 or (ii) to the period beginning September 1, 1985 and ending August 31, 1989. No additional compensation deferrals shall be permitted under this Plan without the express prior authorization of the Board of Directors. An Agreement may not be amended or revoked after the beginning of the time period covered under the Agreement. However, a Member may at any time change his Beneficiary designation by providing written notice of such change to the Committee.

IV.   Deferral of Compensation

4.01. The amount of Deferred Compensation specified in an Executive's Agreement may not exceed 15 percent of Normal Compensation. A Director may defer all or any portion of his Director's Fee. Each Agreement relating to the deferral of Normal Compensation or the deferral of a Director's Fee shall specify that the remuneration in question will be reduced on a ratable basis throughout the Plan year except that Normal Compensation which would otherwise be payable to an Executive during the months of September through December of 1985 may be deferred at a rate greater than 15% provided that appropriate adjustments are made to the amount of Normal Compensation deferred in respect of January, 1986 so that the total amount of Normal Compensation which is deferred in respect of the period beginning September 1, 1985 and ending January 31, 1986 does not exceed 15%.

4.02. The Company will provide each Member with a projection of future benefit payments attributable to such Member's Deferred Compensation. In the case of a Director, the projected benefits attributable to Deferred Compensation shall be nonforfeitable at all times. In the case of an Executive, the amount of the projected benefits shall be conditioned upon such Executive's continued employment by the Company until the earlier of (i) attainment of age 62, (ii) death or (iii) the incurrence of a Total and Permanent Disability. In the event that an Executive incurs a Separation from Service prior to age 62 for reasons other than death or Total and Permanent Disability, the Executive's entitlement under the Plan shall be recomputed by compounding the amount of Deferred Compensation outstanding as of each calendar month, through the date of payment, on the basis of the Prime Rate and shall be paid in a lump sum.

4.03. The Company shall furnish each member with an annual report showing the Member's projected entitlement under the Plan as of August 31 of each Plan Year.

V.   Payments of Benefits

5.01. Eight Year Return of Deferred Compensation.   In the case of each Member whose age on his birthday nearest September 1, 1985 is less than 54, Deferred Compensation which is credited to such Member in respect of a Plan year beginning on or after September 1, 1985 shall be paid out to such Member in a lump sum on the first day of eighth (8th) Plan Year commencing on or after the date such Deferred Compensation was credited to such Member under the Plan.

5.02. Separation from Service by Executive Prior to Ace 62.

(a) In the event an Executive incurs a Separation from Service prior to attaining age 62 for any reason other than death or Total and Permanent Disability, such Executive's entitlement under the Plan shall be recomputed by compounding such Executive's total Deferred Compensation outstanding as of each month from the date of the initial deferral on the basis of the Prime Rate and such recomputed amount shall be paid to the Executive in a lump sum within sixty days after the end of the Plan Year within which such Executive incurs a Separation from Service.

(b) Notwithstanding the foregoing, if, following the occurrence of an event set forth in subsection (c), an Executive incurs a Separation from Service prior to attaining age 62, such Executive's entitlements under the Plan shall be paid to him in a lump sum within thirty (30) days of his Separation from Service. The amount of such lump sum payment shall be computed by calculating the monthly annuity payments to which such Executive would otherwise be entitled under the provisions of Section 5.03 of the Plan had he incurred a Separation from Service on his 65th birthday and discounting each such monthly annuity payment to its present value as of the date of the Executive's Separation from Service using the Pension Benefit Guaranty Corporation's immediate payment interest rate in effect on the date of the Executive's Separation from Service plus one-half of one percent (1/2%).

(c) The provisions of subsection (b) shall apply in the event that (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities; or (ii) during any period of twenty-four (24) consecutive months (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (i) or (iii) of this Section) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in 4t the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 70% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, the stockholders of the Company approve a plan of complete liquidation of the Company, or the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

5.03. <u>Payment of Normal Benefits to Executive</u>.   The payment of any Deferred Compensation earned on or after September 1, 1985 by an Executive who does not incur a Separation from Service prior to age 65, shall commence on the first day of the month following such Executive's 65th birthday and shall be paid in substantially equal monthly installments over a 15-year period. If an Executive incurs a Separation from Service after attaining age 62 and prior to attaining age 65 such Executive's entitlement shall be recomputed on the basis of the Early Retirement Adjustment Factor set forth in the Executive's Agreement and shall be paid in substantially equal monthly amounts over a 15-year period beginning as of the month following the date of such Executive's Separation from Service. The Board of Directors shall have the discretion to adjust the normal benefit commencement date and the benefit payout period applicable to an Executive in such cases as it deems appropriate.

5.04. <u>Payment of Normal Benefits to Director</u>.   The payment of any Deferred Compensation earned on or after September 1, 1985 by a Director who was under age 55 on September 1, 1985 shall commence on the first day of the month following such Director's 65th birthday. The payment of any Deferred Compensation earned on or after September 1, 1985 by a Director who was age 55 or older but under age 60 on September It 1985 shall commence on the first day of the month following such Director's 68th birthday. The payment of any Deferred Compensation earned on or after September 1,

1985 by a Director who was age 60 or older on September It 1985t shall commence on the first day of the month following such Director's 70th birthday. In each of the above cases, the amount of such Director's projected benefits shall be paid in substantially equal monthly installments through the calendar month in which such Director attains age 80.

5.05. Small Payments.   Notwithstanding any provisions of this Article V to the contrary if the present value of a Member's entitlement as of his benefit commencement date is less than $1000, determined on the basis of the Lump Sum Adjustment Factor set forth in such Member's Agreement, the Company shall make a lump sum payment of such entitlement as of such date.

5.06. Total and Permanent Disability.   In the event an Executive incurs a Separation from Service due to a Total and Permanent Disability benefit payments shall commence on the first day of the month following such Executive's 65th birthday and shall be based upon the total Deferred Compensation elected by the Executive through the date of his incurrence of a Total and Permanent Disability (including any Deferred Compensation which is then subject to a current Agreement determined on the assumption that such Executive would not have received any increases in his Normal Compensation).

5.07. Death.   In the event that a Member dies prior to commencement of receipt of benefits under any other Section of this Article V payment of an adjusted death benefit reflecting the Pre-Retirement Death Adjustment Factor specified in the Member's Agreement {based upon the total Deferred Compensation elected by such Member through the date of his death, including any future Deferred Compensation which is then subject to a current Agreement, determined .. on the assumption that such Member would not have received any increases in his Normal Compensation or Director's Fee, as the case may be) shall be made in substantially equal monthly installments over a 15-year period to such deceased Member's Beneficiary or Beneficiaries, commencing as of the first day of the month following such Member's death.

5.08 Death After Commencement of Benefits.   In the event that a Member dies after commencing receipt of benefit payments, any remaining benefit payments shall be paid to the Member's Beneficiary or Beneficiaries over the remaining term that benefits would otherwise have been paid to the Member had he survived. In the event that no Beneficiary survives the Member, any remaining benefit payments shall be paid to the estate of the deceased Member over such remaining term. In the event a Beneficiary dies after the death of a Member but before the completion of benefit payments, any remaining payments shall be paid to the estate of the deceased Beneficiary over the remaining term that benefits would have been paid to the Beneficiary had he survived.

5.09. Hardship Distribution.   Notwithstanding the foregoing, the Board of Directors, acting on the recommendation of the Committee, may at any time authorize a lump sum payment to a Member (or surviving Beneficiary) equal to part or all of the present value of the Member's entitlement, determined on the basis of the Lump Sum Adjustment Factor set forth in such Member's Agreement, upon a showing of a financial emergency caused by circumstances beyond the control of the Member (or surviving Beneficiary) which would result in serious financial hardship if such payment were not made. The determination of whether such emergency exists shall be made in the sole discretion of the Board of Directors, the amount of the payment shall be limited to the amount necessary to meet the financial emergency, and any remaining component of the Member's entitlements as it appropriately adjusted, shall be paid at the time and in the manner otherwise set forth herein.

5.10. Payments Due to Conflict of Interest.   In the event that a participating Member ceases to be an Executive or Director of the Company or subsidiary of the Company and becomes a proprietor, officer, partner, employee, or otherwise becomes affiliated with any business or entity that is in competition with the Company, or becomes employed by any governmental agency having jurisdiction over the affairs of the Company, the Company reserves the right in the sole discretion of the Board of Directors to make an immediate lump sum payment to the Member in an amount equal to the present value of the Member's entitlement at that time, based upon the Lump Sum Adjustment Factor set forth in such Member's Agreement. If the Member in question is an Executive who is then under age 62, the entitlement shall be recomputed on the basis of the Prime Rate, as per the provision of Section 5.02.

VI.   Rights of Participating Members and Beneficiaries.

6.01.   Nothing contained in this Plan or any Agreement and no action taken hereunder shall create or be construed to create a fiduciary relationship between the Company and any Member, any Beneficiary or any other person. Any compensation deferred under the Plan shall for all purposes be an unfunded general obligation of the Company, and, to the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company. Notwithstanding the preceding sentence, the Company may establish a grantor trust to hold assets to secure the entitlements of Members and their Beneficiaries under this Plan, provided that the establishment of such a trust does not result in the Plan being 'funded' for purposes of the Internal Revenue Code of 1986, as amended.

6.02.   The right of any Member, Beneficiary, or other person to receive benefits under the Plan may not be assigned, transferred, pledged or encumbered except by will or the laws of descent and distribution, nor shall it be subject to attachment or other legal process of whatever nature.

6.03.   If the Committee finds that any person to whom any payment is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee or other legal representative) may be paid to the spouse, a parent, or a brother or sister, or to any person deemed by the Committee to have incurred expense for the person who is otherwise entitled to payment, in such manner and proportions as the Committee may determine. Any such payment will serve to discharge the liability of the Company under this Plan to make payment to the person who is otherwise entitled to payment.

VII.   Reduction of Benefits.   The Board of Directors may, in its sole discretion, amend, suspend or terminate the Plan (including, without limitation, the making of an amendment to retroactively reduced the projected benefits set forth in any and all outstanding Agreements to a level not less than the Minimum Accrued Benefit, as defined below) if, in the opinion of the Board of Directors, there is a projected material net after-tax cost of the Plan to the Company due to: (i) modifications made to the Internal Revenue Code of 1954, as amended, (ii) a significant reduction in the marginal Federal income tax bracket of the Company or (iii) a significant reduction in the investment returns available to the Company as evidenced by reductions in long term interest rates. Notwithstanding the foregoing, no amendment, suspension or termination shall have the effect of impairing the rights of participating Members or their Beneficiaries to receive the Minimum Accrued Benefit, as defined below, earned by such Member or Beneficiary before the date of such amendment, suspension or termination. For these purposes, the term Minimum Accrued Benefit shall mean the greater of (i) a benefit computed by crediting all Deferred Compensation with the Prime Rate, or (ii) the projected benefit otherwise payable to a Member or Beneficiary under the original terms of such Member's Agreement multiplied by a fraction (a) the numerator of which is the number of calendar months between the date of the Agreement and the date on which such amendment, suspension or termination is adopted and (b) the denominator of which is the number of calendar months between the date of the Agreement and the date on which Normal Benefits would otherwise be payable to such Member under the provisions of Sections 5.03 or 5.04 of this Plan, as the case may be.

VIII.   Other Deferred Compensation

8.01. The Board of Directors may, in its sole discretion, enter into a separate Memorandum of Agreement with any Executive to increase the benefits attributable to all or any portion of the remuneration which was deferred by such Executive under the Prior Executive Plan. Such increase in benefits shall be effectuated by increasing the rate of interest used to determine the Executive's entitlement with regard to such deferred compensation beyond the Prime Rate interest level presently set forth in the Prior Executive Plan. The timing and method of benefit payments elected by such Executive under any agreement made pursuant to the Prior Executive Plan which relates to remuneration earned prior to September 1, 1985 shall not be modified in any respect.

8.02. The Board of Directors may, in its sole discretion, authorize Members to enter into Agreements subsequent to September 1, 1985 in respect of Normal Compensation, Director Fees or incentive compensation granted under the Incentive Plan, pursuant to such terms and conditions as the Board of Directors may determine. Any such additional Agreements will be subject to the limitations set forth in Section 4.01 and shall apply only to remuneration earned subject to the date of such Agreement and prior to August 31, 1989.

IX.   Miscellaneous

9.01. The adoption and maintenance of the Plan and the Agreements thereunder shall not be deemed to constitute a contract for future employment between the Company and any Executive. Nothing herein contained shall be deemed (i) to give to any Executive the right to be retained in the employ of the Company; (ii) to affect the right of the Company to discipline or discharge any Executive at any time; (iii) to give the Company the right to require any Executive to remain in its employ; or (iv) to affect any Executive's right to terminate his employment at any time.

9.02. To the extent required by law, the Company shall withhold federal or state income or payroll taxes from benefit payments hereunder and shall furnish the recipient and the applicable governmental agency or agencies with such reports, statements, or information as may be legally required in connection with such benefit payments.

9.03. Except where otherwise clearly indicated by context, the masculine and the neuter shall include the feminine and the neuter, the singular shall include the plural, and vice versa.

IN WITNESS WHEREOF, the Company has caused this restated version of the Plan to be signed on 1st day of April, 1993, which restated version reflects all modifications made to the Plan through the date of execution, and supersedes the Plan document signed December 15, 1986.

POTOMAC ELECTRIC POWER COMPANY

By: /s/E. F. Mitchell
      Chairman of the Board

ATTEST

By: /s/ Betty K. Cauley
         Secretary